                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-92858

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Borg-Warner Automotive, Inc.
        200 South Michigan Avenue
        Chicago, Illinois 60604


REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 1995 and for the period from April 27 to December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
PLYMOUTH PLANT RETIREMENT SAVINGS
PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND FOR THE PERIOD
FROM APRIL 27 TO DECEMBER 31, 1995 AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1995 AND INDEPENDENT AUDITORS' REPORT

BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS
CORPORATION, PLYMOUTH PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                    1
FINANCIAL STATEMENTS:
 Statement of Net Assets Available for Benefits,
   December 31, 1995                                                            2

 Statement of Changes in Net Assets Available for Benefits,
   For the Period from April 27 to December 31, 1995                            3

 Notes to Financial Statements,
   For the  Period from April 27 to December  31, 1995                          4-11

SUPPLEMENTAL SCHEDULE:

 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995  12



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan, as of December 31, 1995, and the related statement of changes in net assets available for benefits for the period from April 27 to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the period from April 27 to December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
PLYMOUTH PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

                                                 1995
NET ASSETS

INVESTMENT IN MASTER TRUST                   $     124
                                            -----------
NET ASSETS AVAILABLE FOR BENEFITS            $     124
                                            ===========

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
PLYMOUTH PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM APRIL 27 TO DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income from Master Trust                         $     6
  Contributions from participants                                 114
  Contributions from the Company                                    7
                                                             ---------
      Total additions                                         $   127
                                                             ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Participants' withdrawals                                         3
                                                             ---------
      Total deductions                                              3
                                                             ---------
NET INCREASE                                                      124

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period             0
                                                             ---------
NET ASSETS AVAILABLE FOR BENEFITS - End of period             $   124
                                                             =========

See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS
CORPORATION, PLYMOUTH PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM APRIL 27 TO DECEMBER 31, 1995
- --------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

   Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholders of its then parent company, Warner Security Corporation.

   The Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan was established on April 27, 1995 as a participant in the Master Trust. The Plan is sponsored by Borg-Warner Automotive Automatic Transmissions Systems Corporation Plymouth Plant (the "Sponsor"), a wholly-owned subsidiary of the Company.

   The Plan was established as a defined contribution plan under section
   401(a) of the Internal Revenue Code, designed to provide eligible employees of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant (the "Plymouth Plant") with systematic savings and
   tax-advantaged long-term savings for retirement.   The Sponsor has assigned
   the Retirement Savings Plan Committee (the "Committee") to oversee the Plan. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and Master Trust.

   A complete description of the Plan procedures and provisions is contained in the Plan document. Significant Plan features include:

   ELIGIBILITY - Hourly employees of the Plant may participate in the Plan if they have been employed for at least 90 days.

   PARTICIPANT'S ACCOUNT - A Retirement Savings Plan account is established for each participant in the Plan. The participants' account consists of the following:

      Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant, based on the following amount per hour of service:

                April 27 to November 12, 1995             $0.19
                November 13, 1995 to November 10, 1996     0.22
                November 11, 1996 forward                  0.25


      Additionally, certain employees are eligible to receive a lump-sum contribution, based on years of service. No employee contributions are made to this account.

      Savings Account - Participants may voluntarily contribute one to fifteen percent of their compensation to this account. No Company contributions are made to this account.

   MASTER TRUST - Participants may elect to invest their Company
   Retirement Account and Savings Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

      Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

      Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

      Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

      Putnam U.S. Government Bond Fund - Invests exclusively in securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect to such
      securities.   Effective December 29, 1995, the Master Trust
      discontinued this fund as an investment option and participants' investments in this fund were transfered to other participant elected investment options. No balance existed in this fund at December 31, 1995.

      The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

      Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

      Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

      Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

      Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions; (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:

                                                DECEMBER 31, 1995
                                               NUMBER    NET ASSET
                                                 OF        VALUE
                                                UNITS     PER UNIT
   Investment Contracts Fund                   16,911   $   1.00
   Putnam Voyager Fund                          2,055      15.34
   Putnam S&P 500 Index Fund                    1,618      13.88
   The George Putnam Fund of Boston             2,209      15.52
   Borg-Warner Automotive, Inc. Stock Fund        176      32.00
   Putnam Income Fund                           1,802       7.23


   Contributions to, and earnings of each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest according to the following schedule or upon permanent disability, death, or attaining age 65 provided, however, the participant is employed by the Company on that date.

                                                        VESTED
   YEARS OF VESTED SERVICE                             PORTION
   Up to Two                                              0%
   Two                                                   25%
   Three                                                 50%
   Four                                                  75%
   Five or More                                         100%

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from the Company Retirement Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the year ended December 31, 1995. The Invesment Contracts Fund is fully benefit responsive. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the plan does not record benefits payable to participants who have withdrawn from the plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

3. TAX STATUS

   The Plan is in the process of obtaining a determination letter from the Internal Revenue Service to determine the Plan's compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is designed and operates in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Fair value of Plan investments in the Master Trust as of December 31, 1995, investment income from Master Trust, contributions from participants, contributions from the Company and participants' withdrawals are as follows:


Fair value of Plan investments in Master Trust (in thousands):
                                                                December 31,
                                                                   1995
  Investment Contracts Fund                                     $     17*
  Putnam Voyager Fund                                                 32*
  Putnam S&P 500 Index Fund                                           22*
  The George Putnam Fund of Boston                                    34*
  Borg-Warner Automotive, Inc. Stock Fund                              6
  Putnam Income Fund                                                  13*
                                                                -----------
  Total                                                              124
                                                                ===========


* Represents 5% or more of plan assets.

Investment income from Master Trust, for the period from April 27 to December 31, 1995 (in thousands):

  Putnam Voyager Fund                                           $      2
  Putnam S&P 500 Index Fund                                            1
  The George Putnam Fund of Boston                                     2
  Putnam U.S. Government Bond Fund                                     1
                                                                -----------
  Total                                                         $      6
                                                                ===========


Contributions from participants, for the period from April 27 to December 31, 1995 (in thousands):

  Investment Contracts Fund                                    $      17
  Putnam Voyager Fund                                                 21
  Putnam S&P 500 Index Fund                                           14
  The George Putnam Fund of Boston                                    19
  Borg-Warner Automotive, Inc. Stock Fund                              5
  Putnam U.S. Government Bond Fund                                    38
                                                                -----------
  Total                                                         $    114
                                                                ===========


Contributions from the Company, for the period from April 27 to December 31, 1995 (in thousands):

   Putnam Voyager Fund                             $    2
   Putnam S&P 500 Index Fund                            2
   The George Putnam Fund of Boston                     3
                                                  --------
   Total                                           $    7
                                                  ========


Participants' withdrawals, for the period from April 27 to December 31, 1995 (in thousands):

   Investment Contracts Fund                       $    1
   The George Putnam Fund of Boston                     1
   Putnam Income Fund                                   1
                                                  --------
   Total                                           $    3
                                                  ========


5. MASTER TRUST

   The plans participating in the Master Trust are the Borg-Warner
   Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 is as follows:


                                            PERCENT OF MASTER TRUST NET ASSETS
                                                     DECEMBER 31, 1995
                --------------------------------------------------------------------------------------------------
  NAME          INVESTMENT  PUTNAM    PUTNAM     THE GEORGE     BORG-WARNER     PUTNAM
   OF           CONTRACTS   VOYAGER   S&P 500    PUTNAM FUND  AUTOMOTIVE, INC.  INCOME   LOAN    PENDING   TOTAL
  PLAN             FUND      FUND    INDEX FUND   OF BOSTON      STOCK FUND      FUND    FUND    ACCOUNT   PLAN
BWARSP               26.94%   20.70%       8.10%       19.68 %       3.37%        .77%     .73%    0.11%   80.40%
IRSP                  1.72     1.28        0.48         1.20         0.42        0.01     0.06     0.00     5.17
DRSP                  0.50     0.42        0.08         0.37         0.13        0.00     0.01     0.00     1.51
BRSP                  0.23     0.21        0.09         0.23         0.08        0.00     0.01     0.00     0.85
MRSP                  0.09     0.31        0.13         0.32         0.07        0.00     0.04     0.00     0.96
MRIP                  1.41     3.84        1.23         3.99         0.10        0.17     0.04     0.01    10.79
SHSP                  0.02     0.02        0.01         0.03         0.02        0.00     0.00     0.00     0.10
CRSP                  0.01     0.02        0.02         0.02         0.01        0.00     0.00     0.00     0.08
RRSP                  0.01     0.03        0.01         0.02         0.03        0.00     0.00     0.00     0.10
PRSP                  0.01     0.01        0.01         0.01         0.00        0.00     0.00     0.00     0.04
                     ------   ------      ------       ------        -----      ------  -------  -------  -------
Total by
fund                 30.94%   26.84%      10.16%       25.87%        4.23%       0.95%    0.89%    0.12%  100.00%
                     ======   ======      ======       ======        =====      ======  =======  =======  =======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and the components of investment income for the Master Trust for the year end December 31, 1995 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and the components of investment income for the Master Trust for the year ended December 31, 1995.

                                           DECEMBER 31,
                                               1995
Fair value of investments (in thousands):
 Investment Contracts Fund                  $    102,880
 Putnam Voyager Fund                              89,247
 Putnam S&P 500 Index Fund                        33,768
 The George Putnam Fund of Boston                 86,070
 Borg-Warner Automotive, Inc. Stock Fund          14,053
 Putnam Income Fund                                3,204
 Loan Fund                                         2,971
 Pending Account                                     422
                                            ------------
 Total                                      $    332,615
                                            ============

                                                             YEAR ENDED DECEMBER 31, 1995
                                                      NET APPRECIATION
                                                        IN FAIR VALUE       DIVIDEND     INTEREST
                                                       OF INVESTMENTS        INCOME       INCOME
                                                      ----------------      --------     --------
Investment Income (in thousands):

  Investment Contracts Fund                                                 $  6,829
  Putnam Voyager Fund                                 $     19,172             4,634
  Putnam S&P 500 Index Fund                                  8,460                 1
  Putnam U.S. Government Bond Fund                           1,236             1,191
  The George Putnam Fund of Boston                          11,609             5,659
  Borg-Warner Automotive, Inc. Stock Fund                    2,837               558
  Putnam Income Fund                                            60                28
  Loan Fund                                                      0                 0        $186
  Pending Account                                                                 12
                                                      -------------        -----------       ---
  Total                                               $     43,374          $ 18,912        $186
                                                            ======            ======         ===

                                   * * * * *

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
PLYMOUTH PLANT RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

                                            COST
              DESCRIPTION                (ESTIMATED)    MARKET
INVESTMENT IN MASTER TRUST                $  121       $  124
                                          --------     --------
TOTAL                                     $  121       $  124
                                          ========     ========

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS CORPORATION, PLYMOUTH PLANT RETIREMENT SAVINGS PLAN



Date: June 28, 1996   SIGNATURE            TITLE


               By:/s/ ROBIN J. ADAMS       Retirement Savings Plan Committee
Member
                      Robin J. Adams


                      WILLIAM C. CLINE     Retirement Savings Plan Committee
Member
                      William C. Cline


                      GERALDINE KINSELLA   Retirement Savings Plan Committee
Member
                      Geraldine Kinsella


                      REGIS J. TRENDA      Retirement Savings Plan Committee
Member
                      Regis J. Trenda

                                EXHIBIT INDEX


Exhibit Number                                   Page

(23.1) Consent of Deloitte & Touche LLP